Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT ON ESTIMATED PROFIT INCREASE FOR THE YEAR 2014

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2014 may increase by approximately 30% as compared to the net profit attributable to equity holders of the Company for the year 2013. The Company’s preliminary financial estimates for the year 2014 contained in this announcement have not been audited and may be different from the audited financial information. Detailed audited financial information of the Company for the year 2014 will be disclosed in the Company’s 2014 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2014 to 31 December 2014

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2014 may increase by approximately 30% as compared to the net profit attributable to equity holders of the Company for the year 2013.

3.	The estimated results have not been audited.

II.	Results for the year 2013 (audited)

1.	Net profit attributable to equity holders of the Company: RMB24,765 million

2.	Earnings per share (basic and diluted): RMB0.88

Commission File Number 001-31914

III.	Reasons for estimated increase in results

The estimated increase in the results for the year 2014 is mainly attributable to the increase in investment income.

IV.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the year 2014 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the 2014 annual results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed audited financial information of the Company for the year 2014 will be disclosed in the Company’s 2014 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 January 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping